Name of Offeree ____________ Copy Number ________________

OH, SO POLISHED BEAUTY LOUNGE, INC



CONFIDENTIAL OFFERING MEMORANDUM

Oh, So Polished, INC ***Up to 4,280 Shares of Common Stock at $25.00 per share***
Maximum Offering - 4,280 Shares - 49% of the company

Minimum Offering -2,0000 shares – 24% of the company Minimum Purchase Per Investor-4 Shares - 0.093 of the company

This Confidential Offering Memorandum (the "Memorandum") ha**s been prepared in connection** with an offering (the "Offering") of up to 4,280 shares of Common Stock, $25.00 par value (the "Shares") of Oh So Polished INC (the "Company"). The minimum offering amount is 1 ("Minimum Offering Amount"), and the maximum offering amount is 400 ("Maximum Offering Amount"). The minimum purchase per investor is 4 shares, or $100.00. Officers and directors of the Company will make offers and sales of the Shares; however, the Company retains the right to utilize any broker-dealers registered with the ("FINRA") and applicable state securities authorities to sell all or any portion of the Shares. If the Company so elects, it may pay such broker-dealers a commission in the amount of up to 10% and a non-accountable expense allowance of up to 3% of the proceeds they have sold. Offers and sales of the Shares will be made only to "Non-Accredited Investors" as such term is defined in Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "Act"), which includes the Company's officers, directors and affiliates. The Offering is scheduled to terminate on January 15, 2019. The Company reserves the right, **however, to exte**nd the term of this Offering for a period of up to 30 days. See "The Offering." This Memorandum may not be reproduced in whole or in part without the express prior written **consen**t of the Company. The date of this Confidential Offering Memorandum was amended December 6, 2018.

THIS *M*EMORANDUM IS FOR CONFIDENTIAL USE AND MAY NOT BE REPRODUCED. DISTRIBUTION THAT IS NOT APPROVED BY THE COMPANY M*A*Y RESULT IN A VIOLATION OF FEDERAL AND STATE SECURITIES REGULATIONS. THIS MEMORANDUM AND ALL ACCOMPANYING MATERIALS SHALL BE RETURNED TO AN AUTHORIZED OFFICER OF THE COMPANY UPON REQUEST. THE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON ONE OR MORE SPECIFIC EXEMPTIONS FROM REGISTRATION OR QUALIFICATION REQUIREMENTS. SUCH EXEMPTIONS LIMIT THE NUMBER AND TYPES OF INVESTORS TO WHICH THE OFFERING WILL BE MADE. AS A RESULT, THE SECURITIES OFFERED HEREBY ARE OFFERED

ONLY TO NON-ACCREDITED IMVESTORSAS SUCH TERM IS DEFINED REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED,

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT, NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS MEMORANDUM IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS. THERE IS CURRENTLY NO PUBLIC MARKET FOR THE SECURITIES, AND INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE STATEMENTS CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED BY THE COMPANY TO BE RELIABLE. NO WARRANTY CAN BE MADE THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE SUCH INFORMATION WAS SUPPLIED. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO SUCCESSFULLY IMPLEMENT ANY OF ITS PLANS, OR THAT ACTUAL FUTURE PLANS AND PERFORMANCE WILL NOT BE MATERIALLY DIFFERENT FROM THE COMPANY'S PRESENT EXPECTATIONS. ANY INFORMATION OR REPRESENTATIONS CONTAINED IN THE COMPANY'S PROMOTIONAL OR MARKETING SOURCES OTHER THAN THIS MEMORANDUM MAY NOT BE AS CURRENT OR ACCURATE AS INFORMATION OR REPRESENTATIONS CONTAINED IN THIS MEMORANDUM, AND THEIR CONTENTS ARE EXCLUDED FROM THIS MEMORANDUM.

EXECUTIVE SUMMARY

Oh So Polished INC, (hereinafter "the Business") is a corporation located at 9209 Midlothian Tnpk, N. Chesterfield, Virginia, 23235. Angela Dupree is a 20+ year nail veteran who has dedicated over half of her life to her passion for nails! Her obsession with all things nails keeps her abreast with the latest trends and techniques. She is very versatile with her nail art and a perfectionist when it comes to her service execution.

Her initial official introduction to the beauty industry was when she was 16 when she enrolled in **the cosmetolo**gy program while still in high school. Unfortunately, due to circumstances out of her control she was unable to complete both years to obtain a cosmetology license. **However, she** did complete a nail course shortly after graduating from High School where she received her Nail Technician license. This salon is her brain child that reunites her with her love for everything Cosmetology. She has an undeniable love for the beauty industry and a whole. And the joy she feels to help a client with their beautification process is beyond belief.

The Company was founded in 2017 by ANGELA DUPREE. The company currently has a staff of 2 people and is slated to expand further. The Company was initially capitalized by an investment of $45,000.00 of which a sum of $45,000.00 is from ANGELA DUPREE. The Business's first product was introduced to the **mark**et in 2017 and has been marketed successfully till date. The b**reak-even point was reached** in August of 2017, and a profit of $150,000.00 is projected for the current year. The Company is also developing innovative packages nearing beta test stage, which can be expected to produce revenue before the end of the financing period. The Company is also gearing up for introduction of its products into international market.

1. THE OFFERING

The Company intends to raise a minimum of $50.000 and a maximum of $107,000.00 in this Offering to fund the continued growth of our business. The Common Stock will be offered in a private placement offering pursuant to an exemption from registration under Rule Crowdfunding of Regulation promulgated under the Securities Act of 1933, as amended, un**der exemptions** under applicable state securities laws, and in reliance upon the representations and warranties of each of the purchasers that they are purchasing the Common Stock for investment purposes and not with a view to any resale or distribution thereof.

The Offering is being made on an "all or none" basis until the Minimum Offering Amount of

$50,000.00 is raised. Proceeds received prior to raising the Minimum Offering Amount will be held in an escrow account. Upon raising the Minimum Offering Amount, these proceeds will be **releas**ed for use by the Company and, thereafter,

100% of the proceeds raised in the Offering, up to the Maximum Offering Amount of $107,000.00, will be immediately available for use by the Company without impound or escrow. The proceeds from the sale of the Shares offered hereby will be approximately $107,000.00 if all 4,280 Shares are sold. The net proceeds from this offering will be used to expand marketing, sales and distribution capabilities and provide working capital. The following itemizes the intended use of proceeds for **both minimum and maximum raise:**

Use of Funds


Use of Funds
14%
38%
14%
6%
1%
6%
11%
6%
4%
Initial Lease Payments and Deposits
Working Capital
FF&E
Leasehold Improvements
Security Deposits
Opening Supplies
Company Vehicle and Lease Deposits
Marketing Budget
Miscellaneous and Unforeseen Costs

Intended Use Cost to cover the overhead lease expenses, working capital for salon and school operation, FF&F, leasehold improvements, leasehold hold improvements, security deposit, opening supplies, company vehicle, marketing, misc. cost. The expenditures projected in the foregoing list ar**e estimates based on manageme**nt projections of the operating needs of the business. Although the amounts set forth r**epresent our present** intentions with respect to proposed expenditures, actual expenditures may vary substantially, depending upon future developments such as marketing decisions, sales activity, and certain other factors. The following table sets forth the actual capitalization of the Company prior to the

Offering and as adjusted to reflect receipt of the Maximum Offering Amount proceeds from the issuance and sale of all 4,280 Shares in the Offering. The total shareholders equity is 24% with the minimum and 49% with the maximum with a total Company capitalization of $215,000.00. The following description of certain matters relating to the securities of the Company does not purport to be complete and is subject in all respects to applicable Virginia law and to the **provisio**ns of the Company's articles of incorporation ("Articles of Incorporation") and bylaws (the "Bylaws"). Each share of Common Stock entitles the holder **thereof to one vote on all matters submitted to a** vote of the shareholders. The holders of Common Stock do not have preemptive rights or rights to convert their Common Stock into other securities. Holders of Common Stock are entitled to receive, pro rata, such dividends as may be declared by our Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and the liquidated pre**ference to preferred st**ockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and n**on-assessable.** The certificates representing the Shares being offered hereby will bear a legend to the effect that the Sha**res represent**ed by the certifi**cate are not register**ed under the Act, or under the securities **laws** of any state, and therefore cannot be transferred unless properly registered under the Act or pursuant to an opinion of counsel satisfactory to counsel to the Company that an exemption from the Act is available. The following table sets forth certain information, as of January 15, 2019 and as adjusted to give **effe**ct to the Offering, regarding the beneficial ownership of the Common Stock by (i) each beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, and each executive officer of the Company, and (iii) by all executive officers, directors of the Company as a group.

Number of Percentage Owned

shareholder Shares Before Offering 215,000 - representing 100%
After Minimum 2000 - representing 26%
After Maximum 4280 – representing 51%

Ownership:

Investors in this Offering Investor will hold a 49% ownership position in the Company. The majority ownership position will be held by ANGELA DUPREE once the **maxi**mum amount of offering amount is raised 51%; and will control the ability to elect the Board of Managers. **Exempt Offerings**

Conducted: The company has not conducted any other offerings within the past three years. **THE FUTURE OPERATION OF THE COMPANY IS SPECULATIVE AND INVOLVES A DEGREE OF RISK. THERE IS NO GUARANTEE OR COMMITMENT OR OBLIGATION OF THE COMPANY THAT IT WILL BE SUCCESSFUL OR THAT IT WILL REMAIN IN EXISTENCE LONG ENOUGH FOR THE COMPANY WILL PAY BACK ALL OF THE INVESTMENT THAT IT HAS RECEIVED. PRIOR TO MAKING A DECISION TO MAKE AN INVESTMENT AND IN PURCHASING UNITS IN THIS PROPOSAL, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS.**

Operation of a Nail Spa Business. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with a startup.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3.
Competition. There are numerous competitors of the Company engaged in the nail spa industry. Many of these competitors have established brand names and/or pre-existing relationships with many of the Company's prospective customers. It will be necessary for the Company to communicate the quality and style of its operations in order to get cu**stomers to** support the nail spa. There can be no guarantee that the Company will be successful in its **efforts.**

4. The Economy. The economy can weigh heavily upon the retail industry and the ability of people to use support the beauty industry. The demand for beauty services may fall if the economy should decline.

5.

Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable

6.

Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7.

Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may b**e transferred** only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her **own investment** only and without a view to their im**mediate** resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers for the Units. There is no market or exchange where the Support may offer their Units for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Units must bear the economic risk inherent in the investment for an indefinite period.

Risk of Litigation. If the Company is subjected to lawsuits or proceedings by **govern**ment entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9.

Income Taxes Imposed on Investors. It is anticipated that any distributions made **to Investors above t**he amount of their investment will be taxed as ordinary income **and treated as a passive investment for tax purposes. However, the tax**

circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be **taxed.**

10. Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon a large number of assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this Memorandum must be considered in terms of the likelihood that all of these **future events may o**ccur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

ANGELA DUPREE owns 100% before offering closes. All officers, 0; directors, and employees as a group own 0% The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that **determinations to p**ay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other a**greements** binding upon the Company, and other factors that the board of directors deems relevant.

2. BUSINESS PLAN The company strategy is to: Oh So Polished will open with 4 licensed nail technicians, 3 licensed hair all experienced professionals that will keep up will with the ever changing products and techniques within their craft. An onsite nail school will add to evolving the nail staff as well as being in additio**nal revenue,** The marketing strategy is to: Social media, YouTube channel, website, mobile salon app, product development, cards, open house events, radio advertising.

3. *M*ANAGEMENT The following table sets forth each director, principal director, and other control person:

Name Position/Title ANGELA DUPREE Director
Angela Dupree is a licensed realtor from 2001 to until present in the state of VA. She is also a licensed nail tech from 2015 until present operating out of the of VA working for RVNailSlayer.

Angela Dupree is a 20+ year nail **veteran who h**as dedicated over half of her life to her passion for nails! Her obsession with all things nails keeps her abreast with the latest trends and **tec**hniques. She is very versatile with her nail art and a perfectionis**t when it comes to her service ex**ecution. Her initial official introduction to the beauty industry was when she was 16 when she enrolled in the cosmetology program while still in high school. Unfortunately, due to circumstances out of her control she was unable to complete both years to obtain a cosmetology license. However, she did complete a nail course shortly after graduating from High School where she received her Nail Technician license. This salon is her brain child that reunites her with her love for everything Cosmetology. She has an undeniable love for the beauty industry and a whole. And the joy she feels to help a client with their beautification process is beyond belief. Directors will hold office until their successors have been elected or qualified at an annual **shareholders' meet**ing, or until their death, **resignation, retirement, removal**, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors. We may establish an informal Executive Advisory Board with appointments made by the Board of Directors. The role of the Executive Advisory Board will be to assist our management with general business and strategic planning. We intend to compensate Executive Advisory Board **member**s with any combination of cash, common stock, or stock options. Our Articles of Incorporation and bylaws fully provide blanket indemnification for our d**irectors** and officers permissible under Virginia law. The Company has entered into indemnification **agreements with members of the management team t**hat indemnify, defend and hold harmless these members from liability incurred in connection with their duties as officers and directors of the Company. We maintain insurance policies under which the directors and officers of the Company will be

insured, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions in their respective capacities as directors or officers, including liabilities under the Securities Act. **4.**

HISTORICAL FINANCIAL INFORMATION

Any Offeree can request information and consult the Company's accountant and financial advisor's regarding the financial history of the business. Upon request the Offeree will be **provided with financial statement**s for the business covering the previous 3 years. The information will made public via www.ospbeautylounge.com

5. RISK FACTORS *Investment* i*n our Shares involves a high degree of risk and should be regarded as speculative. You should consider investing in our Shares only if you can afford the loss of your entire* **investm**e*n*t*. Accordingly, you should consider carefully the following factors, in addition to the other information concerning our Company and our business contained in this Memorandum, before purchasing the shares offered hereby. The following factors are not to be considered a definitive list of all the* **risks associated with an invest***ment in our Shares.*

THESE SECURITIES ARE OFFERED PURSUANT T*O* **THE JOBS ACT.**

IN MAKING A DECISION TO MAKE AN INVESTMENT, INVESTOR MUST RELY ON THEIR OWN EXAMINATION OF OH SO POLISHED, INC AND THE MERITS AND RISKS OF THE OFFERING.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF *A***NY OFFERING DOCUMENT OR LITERATURE.**

THE SECURITIES ARE OFFERED BY OH SO POLISHED, INC UNDER AND EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTORS MAY CANCEL AN INVESTMENT COMMITMENT WITHIN 48 HOURS AFTER SIGNING THIS INVESTMENT AGREEMENT. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT AFTER A MATERIAL CHANGE IS MADE TO THE OFFERING, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, AND THE COMMITTED FUNDS WILL BE RETURNED.

(1) INVESTORS MAY CANCEL AN INVESTMENT COMMITMENT UNTIL 48 HOURS PRIOR TO THE DEADLINE IDENTIFIED IN THE ISSUER'S OFFERING MATERIALS;

(2) BUY THE BLOCK WILL NOTIFY INVESTORS WHEN THE TARGET OFFERING AMOUNT HAS BEEN MET.

(3) IF OH, SO POLISHED REACHES THE TARGET OFFERING AMOUNT PRIOR TO THE DEADLINE IDENTIFIED IN ITS OFFERING MATERIALS, IT MAY CLOSE THE OFFERING EARLY IF IT PROVIDES NOTICE ABOUT THE NEW OFFERING DEADLINE AT LEAST FIVE BUSINESS DAYS PRIOR TO SUCH NEW OFFERING DEADLINE (ABSENT A MATERIAL CHANGE THAT WOULD REQUIRE AN EXTENSION OF THE OFFERING AND RECONFIRMATION OF THE INVESTMENT COMMITMENT); AND

(4) IF AN INVESTOR DOES NOT CANCEL AN INVESTMENT COMMITMENT BEFORE THE 48-HOUR PERIOD PRIOR TO THE OFFERING DEADLINE, THE FUNDS WILL BE RELEASED TO THE ISSUER UPON CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT;

UNITS PURCHASED BY INVESTORS MAY NOT BE TRANSFERRED FOR *A* PERIOD OF ONE YEAR UNLESS THE UNITS ARE TRANSFERRED TO:

TO THE ISSUER; 2. TO AN ACCREDITED INVESTOR; 3. AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR 4. TO A MEMBER OF THE F*A*M*I*LY OF THE INVESTOR, TO A TRUST CONTROLLED BY THE INVESTOR; TO A TRUST CREATED FOR THE BENEFIT O*F* A ME*M*BER OF THE FA*M*ILY OF THE INVESTOR OR IN CONNECTI*O*N W*I*TH THE DEATH OR DIVORCE OF THE INVESTOR OR SIMI*L*AR CIRCUMSTANCES.

INVESTOR SHOULD BE AWARE THAT HE OR SHE WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF INVESTING IN [COMPANY NAME] FOR A PERIOD OF FIVE YEARS.

INVESTORS ARE ENCOURAGED TO ASK QUESTIONS OF AND SEEK ADDITIONAL INFORMATION FROM THE ISSUER OF THESE SECURITIES.

INVESTORS IN THIS OFFERING WILL NOT RECEIVE ANY VOTING RIGHTS.

FORWARD-LOOKING STATEMENTS

THE COMPANY CANNOT GUARANTEE *W*H*A*T MAY H*A*PPEN IN THE FUTURE.

ALL FORWARD-LOOKING STATEMENTS IN THIS PROPOSAL INVOLVE RISKS AND UNCERTAINTIES.

ALL STATEMENTS CONTAINED IN THIS PROPOSAL THAT ARE NOT CLEARLY IN THE PAST AND HISTORICAL ARE FORWARD-LOOKING.

THE WORDS 'ANTICIPATE', 'BELIEVE', 'EXPECT', 'ESTIMATE', 'FORECAST', 'PROJECT' AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.

FORWARD-LOOKING STATEMENTS ARE INCLUDED, FOR EXAMPLE, IN DISCUSSIONS ON PROJECTED SALES AND REVENUES.

THE ACTUAL PERFORMANCE OF THE COMPANY MAY BE GREATLY DIFFERENT THAN ANY FORWARD-LOOKING STATEMENTS.
WHEN READING THIS PROPOSAL, EACH OCCASION WHERE YOU SEE A *FORWARD-LOOKING STATEMENT*, CONSIDER THE IMPACT UPON YOUR PROJECTED DISTRIBUTIONS AND INCENTIVES IF THE FORWARD-LOOKING STATEMENT DOES NOT OCCUR OR THE OUTCOME IS GREATER OR LESS THAN STATED.

Oh, So Polished have not had any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the company. In reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest.

Unanticipated obstacles to execution of business plan
Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish Company's presence in a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel; and attract and retain significant **numbe**rs of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in

material delays in implementation will not occur.

Competition

The market is highly competitive. There are low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand **nam**e, and general economic trends (particularly unfavorable economic cond**itions adversely** affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lo**wer revenue**s, which could materially adversely affect our potential profitability.

Over Reliance on Management

We depend on ou**r senior management to work effectively as a team, to ex**ecute our business **strate**gy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or **employees can terminat**e his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects. Our senior **management team** has worked together for only a very short period and may not work well **together as a management team. Forward Looking Statements** This Memorandum contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Memorandum, the words "expects," anticipates," "estimates," "intends," "bel**ieves," and similar expressions are intended t**o identify forward looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Memorandum should be read as being applicable to all related forward-looking **statem**ents wherever they appear in this Memorandum.

ADDITIONAL INFORMATION

There are no matters that would have triggered disqualification for Angela Dupree or Oh So Polished Lounge under § 227.503(a) but occurred before May 16, 2016.

Investors will be able to find Oh So Polished Annual on their website. The information will made public via www.ospbeautylounge.com/reports, and the date will be December 31 each year such report will be available.

As a prospective investor, you and you**r professional advisors are invited to review any materials** available to us relating to our Company, our plan of operation, our management and financial condition, this Offering and any other matter relating to this Offering. We will afford you and your professional advisors the opportunity to ask questions of, and **receive answers f**rom, our officers concerning such matters and to obtain any additional information (to th**e extent we possess s**uch information and can acquire it without u**nreasonable expense) necessary to veri_f_y** the accuracy of any information set forth in the Memorandum. All such information and **materials may be requested from Angela D Dupree at 804.982.8726.**

Investment in the Shares involves significant risks and is suitable only for persons of adequate **financial means who have no nee**d for liquidity with respect to this inv**estment and who can bear** the economic risk of a complete loss of their investment. The Offering is made in reliance on **exemptions from the registration requiremen**ts of the Securities Act and applicable **state** securities laws and regulations. The suitability standards discussed below represent minimum suitability standards for **prospective investo**rs. The satisfaction of such standards by a prospective investor does not **necessa**rily mean that the Shares are suitable investment for such prospective **investor.** Prospectiv**e investors are encouraged to c**onsult their personal financial advi**sors to determine** whether an investment in the Shares is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion. The Company will r**equire each investor to**

represent in writing, among other things, that (i) by **reason of the investor's business or f**inancial experience, or that of the in**vestor's professional** advisor, the investor is capable of evaluating the merits and risks of an investment in the Shares and of protecting its own **interests** in connection with the transaction (ii) the investor is acquiring the Shares for its own account, for investment only and not with a view toward the resale or distribution thereof, (ii) the investor is aware that the Shares have not been registered under the Securities Act or any state securities laws, (iv) the investor is aware of, and h**as executed and** delivered, the subscription agreement to be entered into in connection with the purchase of the Shares, (v) the investor is aware of the absence of a market for the Shares, and (vi) unless otherwise approved by the Company, such investor meets the suitability **requirements set forth below.** Except as set forth below, each inve**stor must represent** in writing that he or she qualifies as an "non-accredited investor," as such term is defined in Rule Crowdfunding under the Securities **Act and must demonstrat**e the basis for such qualification. To be an accredited in**vestor, an investor m**ust fall within any of the following categories at the time of the sale of the Shares to **that investor:**

Who Can Invest? And how much? **Generally, anyone can invest in an off**ering on Buy the Block; however, securities laws limit **how much an investor - ev**en those deemed NON-ACCREDITED IMVESTORS– **may inv**est, in a single offer. These limits are calculated during a rolling 12-month period and for a given investor may not **exceed:** the greater of $2,200 or 5 percent of the annual income or net worth of such in**vestor, as** applicable, if either the annual income or the net worth of the investor is less than $107,000; and

10 percent of the annual income or net worth of such investor, as applicable, not to **exceed a** maximum aggregate amount sold of $107,000, if either the annual income or net worth of the **investor** is equal to or more than $107,000. As used in this Memorandum, the term "net worth" mean**s the excess of total assets over total** liabilities. In computing net worth for the purpose of (1) above, the principal residence of the **invest**or must be valued at cost, including cost of improvements, or at recently appraised value by an institutional lender making a secured loan, net of encumbrances. In determining income, an investor should add to the investor's adjusted gross income any amounts attributable to tax **exempt income received,**

losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or other **retirement plan, alimony** payments, and any amount by which income from long term capital gains has been reduced in arriving at adjusted gross income. Any person or entity who meets the suitability standards set forth herein and who **desires to** purchase Shares offered hereby shall be required to deliver all the following to the Company prior to such purchase: (a) Signed original copies of the Subscription Agreement. On each signature page, the subscriber must sign, print his, her or its name, address, and social security **num**ber or tax identification number where indicated and print the number of Shares subscribed for and the date of execution. The Subscription Agreement will be used by the Company to **determine w**hether the prospective purchaser is a "non-accredited investor," whether he or she has the requisite knowledge and experience in financial and bu**siness matters to b**e capable of evaluating the merits and risks of a purchase of the Shares, and to determine whether state suitability requirements have been met. All questions must be answered in full. If the a**nswer to** any question is "no" or "not applicable," please so state. The last page of the Subscription **Agreement** must contain the printed name of the subscriber, the required signature and the date **of execution.**

The Company reserves the right to accept or reject any subscription for Shares in whole or part **for any reason whatsoev**er. If a subscriber is rejected by the Company, all funds tendered for **investme**nt will be returned to the subscriber, without interest or deduction, promptly after such rejection, along with notice thereof.

Neither Oh So Polished or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202.

OH SO POLISHED, INC